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                              GLACIER BANCORP, INC.

September 23, 2008

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: MR. DAVID LYON

     RE:   GLACIER BANCORP, INC.
           REGISTRATION STATEMENT ON FORM S-4; FILE NO. 333-153458 REQUEST FOR ACCELERATION

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Exchange Act of 1933, I hereby request on behalf of Glacier Bancorp, Inc., that its Registration Statement on Form S-4 filed on September 12, 2008, be made effective on September 25, 2008, or as soon as possible thereafter.

     We acknowledge that

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would appreciate it if you would notify us by telephone of the effective date of the Registration Statement and would also confirm such advice in writing.
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Securities and Exchange Commission
September 23, 2008
Page 2


     If you should have any questions about the foregoing request, please do not hesitate to contact our counsel, Mr. Bart Bartholdt of Graham & Dunn PC at (206) 340-9647, or the undersigned at (406) 751-4701. Thank you for your cooperation in this matter.

                                        Very truly yours,


                                        /s/ Michael J. Blodnick

                                        Michael J. Blodnick
                                        President and CEO

cc: Bart E. Bartholdt, Esq.